UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Foothills Resources, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

34512E109
(CUSIP Number)

Thomas H. Horenkamp, Esq.
McGuireWoods LLP
77 West Wacker Drive, Suite 4100
Chicago, IL 60601
(312) 849-8100
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 6, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 34512E109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christopher P. Moyes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONSHARES	7	SOLE VOTING POWER 660,425 (See Item 5)
BY EACH REPORTING PERSON	8	SHARED VOTING POWER 3,742,825 (See Item 5)
WITH	9	SOLE DISPOSITIVE POWER 660,425 (See Item 5)
	10	SHARED DISPOSITIVE POWER 3,742,825 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,403,250 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.59% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1   Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to shares of the common stock, par value $0.001 per share (the “Shares”), of Foothills Resources, Inc. (the “Company” or “Foothills”). Christopher P. Moyes is the beneficial owner of 4,403,250 Shares, consisting of: (i) direct beneficial ownership of 4,377,750 Shares; and (ii) warrants, exercisable within 60 days, to acquire an additional 25,500 shares at the exercise price of $1.00 per share, which expire on April 6, 2011.

The principal executive offices of the Company are located at 4540 California Avenue, Suite 550, Bakersfield, California 93309.

Item 2   Identity and Background.

(a)  This Statement is filed by Christopher P. Moyes.

(b)  The business address for Mr. Moyes is 4540 California Avenue, Suite 550, Bakersfield, California 93309.

(c)  Mr. Moyes is the President of Moyes & Co., Inc. The address of Moyes & Co., Inc. is 8235 Douglas Avenue, Suite 1221, Dallas, TX 75225.

(d)  During the past five years, Mr. Moyes has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the past five years, Mr. Moyes has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and Mr. Moyes is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Moyes is a citizen of the United Kingdom and a Permanent Resident of the United States of America.

Item 3   Source and Amount of Funds or Other Consideration.

On April 6, 2006, Foothills, Brasada Acquisition Corp. (“Acquisition Sub”), a wholly-owned subsidiary of Foothills and Brasada California, Inc. (“Brasada”) entered into a Merger Agreement and Plan of Reorganization. On that date, Acquisition Sub merged with and into Brasada, with Brasada remaining as the surviving corporation and a wholly-owned subsidiary of Foothills (the “Merger”). On the closing date of the Merger, the holders of Brasada’s issued and outstanding capital stock before the Merger surrendered all of their issued and outstanding capital stock of Brasada and received 17,375,000 Shares.

Mr. Moyes is the General Partner of MMP LLP, one of the pre-Merger stockholders of Brasada. In the Merger, MMP LLP received 4,343,750 Shares as consideration and Mr. Moyes was deemed the beneficial owner of these shares. Immediately following the Merger, MMP LLP distributed the Shares it received in the Merger to certain individuals, including Mr. Moyes, his wife and children, and other persons affiliated with MMP LLP: Patrick DaPra, Peter Bastawros, Katherine Inskeep, Qingdong Zhou, Jason Durst, Bentley Kerfoot, Deniz Binboga, Koroush Rastaghi, Daniela Olvera and Carl Etheridge. Mr. Moyes and his family members directly own 1,418,583 Shares, and the affiliates of MMP LLP own 2,925,167 Shares distributed in the Merger. On April 6, 2006, the MMP LLP affiliates executed an irrevocable proxy for one year, granting Mr. Moyes the sole voting power over all Shares issued to MMP LLP as consideration in the Merger. Mr. Moyes is therefore deemed the beneficial owner of all 4,343,750 Shares issued to MMP LLP in the Merger and immediately transferred to MMP LLP affiliates following the Merger.

Furthermore, Mr. Moyes is the beneficial owner of 34,000 shares of the Company’s common stock and warrants to purchase 25,500 shares purchased by Choregus Master Trust in the private offering to accredited investors conducted by the Company in connection with the Merger, which closed on April 6, 2006. Mr. Moyes is the Trust Manager and Executor of the Choregus Master Trust. The warrants are exercisable through April 6, 2011 for $1.00 per warrant share. The source of funds for this purchase of securities was Mr. Moyes’ personal funds.

Item 4   Purpose of Transaction.

Mr. Moyes’ acquisition of the Shares described in the transactions set forth in Item 3 of this Schedule was for the purpose of investment. Mr. Moyes has no plans and knows of no proposals with respect to the Shares he beneficially owns that would relate to or result in any matter required to be described in response to paragraphs (a) through (j) below:

(a)  an acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, other than the vesting of options to acquire Shares, granted to certain employees of the Company but which have not yet vested;

(b)  an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or its subsidiary;

(c)  a sale or transfer of a material amount of the Company's assets;

(d)  any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board of directors, other than the board of directors' election of Mr. Moyes, John L. Moran, and Frank P. Knuettel to fill certain vacancies on the board of directors, and other prior changes that have been publicly disclosed by the Company on Current Report on Form 8-K;

(e)  any material change in the present capitalization or dividend policy of the Company;

(f)  any other material change in the Company's corporate structure;

(g)  any changes to the Company's articles of incorporation, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Company;

(h)  any person causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association;

(i)  a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)  any similar action.

Item 5   Interests in Securities of the Issuer.

(a)  As of the date of this Statement, Mr. Moyes is the beneficial owner of 4,403,250 Shares, or approximately 9.59%, of the 45,883,009 Shares that are outstanding on the date of this Schedule.

(b)  Mr. Moyes has the sole voting and dispositive power over 660,425 of the Shares described in (a) above. Mr. Moyes has shared voting and dispositive power over 3,742,825 of the Shares described in (a) above of which 758,158 Shares are held by Mr. Moyes’ family members, 59,500 Shares are held by Choregus Master Trust, and the remainder of the Shares are held by the MMP LLP transferees named in Item 3 who have granted Mr. Moyes an irrevocable proxy.

(c)  The Reporting Persons have not effected any transactions in the Shares during the 60 days prior to the date of this Statement, other than the transactions described in Item 3 whereby Mr. Moyes, Choregus Master Trust, and the MMP LLP transferees who have granted Mr. Moyes an irrevocable proxy, acquired the Shares.

(d)  Mr. Moyes shall receive dividends on the Shares held in his name. Dividends on Shares held by Choregus Master Trust and the MMP LLP transferees who have granted Mr. Moyes an irrevocable proxy, shall be paid directly to such holders.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Merger, Mr. Moyes and other former Brasada stockholders entered into lock-up agreements with the Company dated April 6, 2006, whereby, other than with the Company’s prior written consent, they would not sell any securities of the Company acquired in exchange for their shares of Brasada stock until April 6, 2007. Mr. Moyes and the other Brasada stockholders are permitted under the lock-up agreement only to engage in transactions during the lock-up period involving shares that were acquired pursuant to the company’s stock option plans, to transfer any or all of their shares to a family member for estate planning purposes and to pledge the shares to secure bona fide indebtedness.

The transferees of the shares issued to MMP LLP in the Merger, named in Item 3, have agreed to be bound by the lock-up agreement and have executed irrevocable proxies in favor of Mr. Moyes for the duration of the lock-up period.

Item 7 Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

/s/

Date: April 27, 2006	By:	/s/ Louis W. Zehil
Christopher P. Moyes
By: Louis W. Zehil, Attorney-in-fact